Exhibit 99.2

Nabriva Announces Nomination of Candidates for Its Supervisory Board

VIENNA, Austria, and KING OF PRUSSIA, Pa., July 25, 2016 — Nabriva Therapeutics AG (NASDAQ:NBRV), a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics, announced today the nomination of Daniel Burgess, Mark Corrigan, M.D., and Stephen Webster to stand for election as new members of its Supervisory Board at the company’s Annual General Meeting of Shareholders to be held on August 25, 2016 in Vienna, Austria. Existing Supervisory Board members Axel Bolte, George H. Talbot, M.D., Charles Rowland and Chau Khuong have been nominated to stand for re-election to the Supervisory Board. Nabriva also announced that Denise Scots-Knight, Ph.D. and David Chiswell, Ph.D. are stepping down from the Company’s Supervisory Board at the Annual General Meeting and Chen Yu, M.D. will step down in September 2016.

“We are very pleased to announce the nomination of three distinguished industry leaders to our Supervisory Board,” stated Denise Scots-Knight, Chair of the Supervisory Board of Nabriva, “and we look forward to their future contributions.  As Phase4 was one of the original syndicate investors in Nabriva, I am pleased to see how the company has evolved and, as I depart from the Supervisory Board, I look forward to following the progress of the company.”

“I would first like to thank Denise, David and Chen for their support of the company.  Their guidance and insight have been invaluable as the company has advanced its pipeline and completed successful fundraisings, including an initial public offering on the NASDAQ,” said Colin Broom, M.D., Nabriva’s Chief Executive Officer.  “We are delighted with the nomination of Daniel, Mark, and Stephen to serve as new members of our Supervisory Board. Each of these individuals has an outstanding track record and expertise as a prominent leader in the biopharma industry and will supplement the broad industry experience of our existing Supervisory Board members. Upon their election, they will be joining us at an exciting time at Nabriva, as we continue to advance our lead product candidate, lefamulin, in two global, registrational Phase 3 trials, which are anticipated to report out data in the second half of next year.”

Nabriva’s Supervisory Board Nominees

Mr. Burgess is Venture Partner at SV Life Sciences. Previously, he was President and CEO of Rempex Pharmaceuticals, an antibiotics company he co-founded in 2011 and subsequently sold to The Medicines Company in 2013. Prior to this, Mr. Burgess was President and Chief Executive Officer of Mpex Pharmaceuticals, a company that advanced an inhaled antibiotic for cystic fibrosis into Phase 3 before it was acquired by Aptalis Inc. in 2011. Previously, he served as Chief Operating Officer and Chief Financial Officer of Hollis-Eden Pharmaceuticals, a public biotechnology company focused on biodefense, infectious diseases, and immune system disorders. Prior to this, Mr. Burgess spent 10 years at Gensia Sicor, Inc. (acquired by Teva Pharmaceutical Industries Ltd), where he held a variety of executive level positions with responsibility for overall finance for the company. He began his career at Castle & Cooke, and Smith Barney, Harris Upham and Company. Mr. Burgess is Chairman of Atox Bio, and a Board member of Cidara Therapeutics, Arsanis, and Genoa Pharmaceuticals. He received his BA degree in economics from Stanford University and an MBA degree from Harvard Business School.

Dr. Corrigan is former President and Chief Executive Officer of Zalicus, Inc. Previously, Dr. Corrigan was Executive Vice President of Research and Development at the specialty pharmaceutical company Sepracor Inc., and prior to this, he spent 10 years with Pharmacia & Upjohn, most recently as Group Vice President of Global Clinical Research and Experimental Medicine. Before entering the healthcare industry, Dr. Corrigan was in academic research at the University of North Carolina at Chapel Hill School of Medicine, where he maintains a faculty appointment as Adjunct Professor in the Psychiatry Department. Dr. Corrigan served on the Board of Directors for Cubist Pharmaceuticals and of Avanir Pharmaceuticals prior to their acquisitions by Merck and Otsuka Holdings, respectively and served as chairman of EPIRUS Biopharmaceuticals’ Board. Dr. Corrigan holds an M.D. degree from the University of Virginia and received specialty training in psychiatry at Maine Medical Center and Cornell University.

Mr. Webster is Chief Financial Officer of gene therapy company Spark Therapeutics. He was previously Senior Vice President and Chief Financial Officer of Optimer Pharmaceuticals, Inc., a biotechnology company developing specialty drugs to treat gastrointestinal infections and related diseases, until its acquisition by Cubist Pharmaceuticals. Prior to this, Mr. Webster served as Senior Vice President and Chief Financial Officer of Adolor Corporation, also acquired by Cubist. Previously, Mr. Webster served as Managing Director, Investment Banking Division, Health Care Group for Broadpoint Capital Inc. (formerly First Albany Capital). He also was co-founder and served as President and Chief Executive Officer of Neuronyx, Inc., a biopharmaceutical company. Prior to this, Mr. Webster held positions of increasing responsibility, including as Director, Investment Banking Division, Health Care Group, for PaineWebber Incorporated. Mr. Webster holds an AB degree in economics cum laude from Dartmouth College and an MBA in finance from The Wharton School of the University of Pennsylvania.

About Nabriva Therapeutics AG

Nabriva Therapeutics is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious bacterial infections, with a focus on the pleuromutilin class of antibiotics. Nabriva’s medicinal chemistry expertise has enabled targeted discovery of novel pleuromutilins, including both intravenous and oral formulations of its lead product candidate. Nabriva’s lead pleuromutilin product candidate, lefamulin, is being developed to be the first systemically available pleuromutilin for human use and is the first new class of antibiotic to reach late stage clinical development for community-acquired bacterial pneumonia (CABP) in over a decade. Nabriva believes lefamulin is well positioned for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP due to its novel mechanism of action, targeted spectrum of activity, resistance profile, achievement of substantial drug concentration in lung tissue and fluid, oral and IV formulations and favorable tolerability profile. Nabriva also intends to further pursue the development of lefamulin for additional indications, including the treatment of acute bacterial skin and skin structure infections, and is developing a formulation of lefamulin appropriate for pediatric use.

Nabriva owns exclusive, worldwide rights to lefamulin, which is protected by composition of matter patents issued in the United States, Europe and Japan.

Forward Looking Statements

Any statements in this press release about future expectations, plans and prospects for Nabriva, including but not limited to statements about the composition of its Supervisory Board, development of Nabriva’s product candidates, such as plans for the design, conduct and timelines of Phase 3 clinical trials of lefamulin for CABP, the clinical utility of lefamulin for CABP and Nabriva’s plans for filing of regulatory approvals and efforts to bring lefamulin to market, the development of lefamulin for additional indications, the development of additional formulations of lefamulin, plans to pursue research and development of other product candidates and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates including lefamulin for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP, the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption “Risk Factors” in Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent Nabriva’s views as of the date of this release. Nabriva anticipates that subsequent events and developments will cause its views to change. However, while Nabriva may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva’s views as of any date subsequent to the date of this release.

Contact:

Will Sargent

Nabriva Therapeutics AG

William.Sargent@nabriva.com

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